EXHIBIT 99.1

PETACH TIKVA, Israel, December 7, 2010 - Internet Gold - Golden Lines (NASDAQ and TASE: IGLD), today announced that the company is examining the possibility of carrying out a private placement of its Series C Debentures to a number of Israeli institutional investors in exchange for Series B Debentures held by such investors.

The final terms of the contemplated transaction have not yet been determined and there is no assurance that the transaction will eventually be carried out.

Midroog Ltd., an Israeli rating agency, affiliated with Moody’s, announced that it assigned its "A3" rating (local scale) for an additional placement of up to 150,000,000 of new  Series C Debentures which may be issued by the Company according to this possible transaction.

If the private placement will take place, it will be made pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series C Debentures shall not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.